# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Dayforce, Inc., CIK 0001725057
CUSIP: 15677J108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3311 EAST OLD SHAKOPEE ROAD, MINNEAPOLIS, Minnesota (MN), 55425
Date of event which requires filing of this statement: 11/03/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000080255

## Reporting persons
- PRICE T ROWE ASSOCIATES INC /MD/: type of reporting person: investment adviser (IA); citizenship or place of organization: Maryland (MD); sole voting power 23,941,296; shared voting power 0; sole dispositive power 24,743,271; shared dispositive power 0; aggregate amount beneficially owned 24,743,271 (15.3% of the class)
  Comment: Ownership is based on 161,985,829 shares of voting stock of the Issuer, comprised of 160,034,963 shares of Common Stock outstanding as of October 22, 2025, as reported in the Form 10-Q filed with the SEC on October 29, 2025, and an additional 1,950,866 shares of Common Stock issuable upon exchange of the Exchangeable Shares of the Issuer outstanding as of September 25, 2025, as reported in the Proxy Statement filed with the SEC on September 29, 2025.
  
  This Schedule 13G operates as an amendment to the Schedule 13D filed by the Reporting Person with respect to the Issuer on October 8, 2025 (the "Prior Schedule 13D"). The shares of Common Stock beneficially owned by the Reporting Person are not held with any purpose, or with the effect of, changing or influencing control of the Issuer. In accordance with Rule 13d-1(h), the Reporting Person is filing this Schedule 13G to replace the Prior Schedule 13D in its entirety.

## Item 1. Issuer
Name of issuer: Dayforce, Inc.
Address of issuer's principal executive offices: 3311 EAST OLD SHAKOPEE ROAD, MINNEAPOLIS, MINNESOTA, 55425.

## Item 2. Person Filing
Name of person filing: T. Rowe Price Associates, Inc.
Address of principal business office or, if none, residence: 1307 Point Street, Baltimore, MD 21231
Citizenship: Maryland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: Reference is made to Items 5-11 on the preceding pages of this Schedule 13G.
Percent of class: Reference is made to Items 5-11 on the preceding pages of this Schedule 13G.
Sole power to vote or to direct the vote: Reference is made to Items 5-11 on the preceding pages of this Schedule 13G.
Shared power to vote or to direct the vote: Reference is made to Items 5-11 on the preceding pages of this Schedule 13G.
Sole power to dispose or to direct the disposition: Reference is made to Items 5-11 on the preceding pages of this Schedule 13G.
Shared power to dispose or to direct the disposition: Reference is made to Items 5-11 on the preceding pages of this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The Reporting Person does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.

The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which the Reporting Person serves as investment adviser. Any and all discretionary authority which has been delegated to the Reporting Person may be revoked in whole or in part at any time.

Not more than 5% of the class of such securities is owned by any one client subject to the investment advice of the Reporting Person.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- PRICE T ROWE ASSOCIATES INC /MD/: Ellen York, Vice President (11/03/2025)